Exhibit i(5)

November 29, 2005

MassMutual Premier Funds

1295 State Street

Springfield, MA 01111

Ladies and Gentlemen:

We are furnishing this opinion in connection with the filing of Post-Effective Amendment No. 35 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, by MassMutual Premier Funds (the “Trust”) for the registration of an indefinite number of its Class A, Class L, Class N, Class S, and Class Y shares of beneficial interest (the “Shares”) of the Trust’s MassMutual Premier Mid-Cap Value Fund and MassMutual Premier Focused International Fund series (each, a “Fund”). The Shares are proposed to be sold pursuant to an Amended and Restated General Distributor’s Agreement dated October 12, 2004 (the “Distributor’s Agreement”) between the Trust and MML Distributors, LLC.

We are familiar with the actions taken by its Trustees to authorize this issuance of the Shares. We have examined records of Trustee action, its Bylaws, and its Agreement and Declaration of Trust, as amended, each as certified to us by an Assistant Clerk of the Trust. We have also examined such other documents as we deem necessary for the purpose of this opinion.

We assume that upon sale of the Shares, the Trust will receive the net asset value thereof.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts; and

2.	The Trust is authorized to issue an unlimited number of Class A, Class L, Class N, Class S, and Class Y Shares of each Fund and that when such Shares have been issued and sold pursuant to the Distributor’s Agreement, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims

November 29, 2005

shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate, or undertaking made or issued on behalf of the Trust or the Trustees. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides for indemnification out of the property of a portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to such Registration Statement.

Very truly yours,

ROPES & GRAY LLP

Ropes & Gray LLP